Exhibit 99.3

Highlander Silver Corp.

Management’s Discussion and Analysis

For the fifteen months ended December 31, 2025 and

twelve months ended September 30, 2024

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the fifteen months ended December 31, 2025, with comparative information for the twelve months ended September 30, 2024. This MD&A is dated March 30, 2026 and takes into account information available up to and including that date.

The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with the Company’s consolidated financial statements for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024, which are available on the Company’s website at www.highlandersilver.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

All dollar amounts reported herein are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements herein include, but are not limited to: statements regarding the Company’s exploration and development plans, timing, costs and expected results at the San Luis Project (including the recommended phased exploration program, the timing of Phase 2 after the rainy season, the development of a 3D geological model, and anticipated permitting activities, including plans to commence permitting processes for Ayelen and Bonita in the first half of 2026); the Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs; the Company’s aim of employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs; specific timing and costs of the Company’s proposed exploration program, including timing and cost of implementing Phase 2 as recommended in the Technical Report; intended use of proceeds from the offerings; the Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing; that the Company’s planning and budgeting will ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project; the Company’s exploration objectives and planned work at the La Estrella Project (including follow-up on newly identified mineralized structures and ongoing community engagement); the expected integration of the Corani Project and the Mercedes Mine into the Company’s business, including the development of an exploration plan for the Corani Project and formulating an optimization plan for the Mercedes Mine; and expectations regarding the generation of revenue from commercial production in 2026 and sufficient operating cash flow from the Mercedes Mine.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the Company’s ability to execute its exploration and development plans on the anticipated timelines and budgets; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of precious and base metals; accidents; geopolitical risks; criminal activity and social unrest or instability; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; supply chain risks including with respect to supply chain disruptions; the supply and demand for labour and other project inputs; the Company’s ability to maintain labour relations and avoid any disruptions related thereto; the Company’s ability to maintain community relationships and social license; changes in commodity prices; unanticipated exploration and development challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; the ability to obtain, maintain or renew required permits, approvals and authorizations in Peru and Mexico (including the timing of any permitting processes); the integration of Bear Creek’s business, assets, operations and personnel, as well as the potential diversion of management attention; and the possibility of liabilities, obligations or risks (including operational, technical, environmental, reclamation, contractual, labour or regulatory matters) becoming known or crystallizing following the integration of Bear Creek; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators.

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; anticipated costs and expenditures; the Company’s ability to advance exploration efforts at its properties and the results of such exploration efforts; the ability to obtain and maintain necessary permits and approvals; the Company’s ability to access capital (including through equity or other financings) and to deploy proceeds as intended; the successful integration of Bear Creek’s business, assets, operations and personnel, including the realization and timing of anticipated benefits; the due diligence conducted in connection with the acquisition of Bear Creek identified all material risks or liabilities. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward- looking statements. If we update any forward-looking statements, no inference should be drawn that we will make additional updates with respect to other forward-looking statements. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

DESCRIPTION OF BUSINESS

Highlander is a silver-growth company advancing a portfolio of assets in Peru which includes the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest grade projects globally in both gold and silver categories1, and the Corani silver project. The Company also operates the Mercedes gold-silver mine in Mexico. Highlander’s major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Highlander is listed on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “HSLV” and on the NYSE American LLC (“NYSE American”) under the same symbol.

[1]	S&P Global rankings including the San Luis gold-silver project.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

HIGHLIGHTS AND ACTIVITIES

The following activities and developments were achieved during the fifteen months ended December 31, 2025:

On October 22, 2024, the Company announced joining the Augusta Group of Companies, the appointment of Richard Warke as Director, Interim President and CEO of the Company, and the appointment of Messrs. Thomas Whelan, Jerrold Annett and Javier Toro as directors to serve on the Company’s Board with current director Federico Velasquez.

On January 7, 2025, the Company announced the appointment of Daniel Earle as President and Chief Executive Officer of the Company succeeding Richard Warke, Interim President and CEO, who continues to serve on the Board of Directors alongside Messrs. Thomas Whelan, Jerrold Annett, Javier Toro and Federico Velasquez. Highlander further announced that, in addition to Mr. Earle, it had strengthened its management team with the appointments of Sunny Lowe as Chief Financial Officer, Federico Velasquez as President Peru, Sergio Gelcich as Vice President Exploration, Arun Lamba as Vice President Corporate Development, Purni Parikh as Senior Vice President Corporate Affairs, and Tom Ladner as General Counsel.

On March 11, 2025, the Company announced that it closed its bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000 (the “Private Placement Offering”), including the full exercise of the underwriters’ option. The Company intends to use the net proceeds from the Private Placement Offering to fund the advancement of exploration activities at the Company’s San Luis Project in Peru, as well as for working capital and general corporate purposes. In connection with the Private Placement Offering, the underwriters received a cash fee in an amount representing 6.0% of the gross proceeds of the Private Placement Offering.

On March 14, 2025, the Company released an updated technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng. (the “Technical Report”).

On May 12, 2025, Highlander announced the commencement of infrastructure programs with the participation of its community partners to support community development priorities and the start of drilling at the San Luis Project.

On May 13, 2025, the Company’s common shares commenced trading on the TSX and were delisted from the Canadian Securities Exchange.

On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high-grade mineralization in outcrop at the Bonita vein system located approximately 10 km to the south of the Ayelen deposit at its San Luis Project.

On July 29, 2025, Highlander reported assay results from the first seven holes drilled to test a conceptual open pit target along a ridgeline where the Bonita vein system is exposed 10 km to the south of the Ayelen underground deposit at its San Luis Project. The first seven holes followed up on and stepped out from two historical holes (BOD-001 and BOD-002), with every new hole returning high-grade gold-silver mineralization over a broad width from near surface.

Highlights included:

●	BOD-007, which returned 20.0m of 3.78 g/t Au and 12.31 g/t Ag from 4.0m downhole;

●	BOD-008, which returned 23.1m of 4.92 g/t Au and 16.56 g/t Ag from 4.7m downhole; and

●	BOD-009, which returned 47.8m of 1.87 g/t Au and 13.49 g/t Ag from surface.

On September 16, 2025, Highlander reported assay results from the second series of holes designed to test the expanding Bonita vein system, which included some of the highest gold grades encountered to date. The Company also announced that a magnetic survey undertaken with two quadcopter drones has been completed, covering approximately 5,000 hectares in the Bonita area. The goal of the survey was to map structural features under cover to the west and in rugged topography to the east.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Highlights included:

●	BOD-013, which was drilled from a step-out platform to the southeast of prior drilling and returned 24.8m of 7.43 g/t Au and 16.45 g/t Ag from 28.7m downhole;

●	BOD-010, which returned 40.4m of 3.42 g/t Au and 16.93 g/t Ag from surface to the southeast of prior drilling from a platform at the edge of soils that may cover the extent of the vein system to the west;

●	BOD-014 was drilled from a step-out platform to the southeast of BOD-010 and returned 19.1m of 3.50 g/t Au and 11.57 g/t Ag from 37.7m downhole; and

●	BOD-015, the southeasternmost hole drilled to date, returned 23.7m of 3.31 g/t Au and 9.60 g/t Ag from 34.3m downhole, with the zone remaining open in this direction.

On September 29, 2025, Highlander announced that it closed its bought deal public offering, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $3.75 per common share for aggregate gross proceeds of $86,250,000 (the “Public Offering”).

On October 6, 2025, Highlander reported assay results from the third series of holes into the expanding Bonita vein system which includes the discovery of a new zone called Kusy that has returned the highest grades of gold and silver reported to date. The Kusy discovery is the result of the first drilling on the eastern flank of the Bonita vein system exposure and consists of breccias and fine quartz vein fragments similar to the mineralization encountered in drilling on the western exposure. The Company also reported that results are being processed from a magnetic geophysical survey undertaken by dual quadcopters aimed at mapping the full extent of the Bonita vein system under cover to the west and in rugged topography to the east and northeast.

Highlights included:

●	BOD-021, targeting the central portion of Kusy approximately 150m to the northeast of previously reported drilling, returned 23.6m of 15.56 g/t Au and 74.49 g/t Ag from 8.8m downhole;

●	BOD-019, tested the Kusy zone from a platform to the northwest of BOD-021, and returned 7.4m of 8.10 g/t Au and 6.55 g/t Ag from 48.4m downhole;

●	BOD-018 was drilled into the western exposure from a step-out platform to the southeast of previously reported BOD-015 (23.7m of 3.31 g/t Au and 9.60 g/t Ag) and returned 10.1m of 3.81 g/t Au and 7.72 g/t Ag from 32.3m downhole.

On October 17, 2025, Highlander announced that further to the Public Offering which closed on September 29, 2025, the underwriters exercised their over-allotment option (the “Over-Allotment Option”) in full, to purchase an additional 2,330,000 common shares at a price of $3.75 per common share. Upon closing of the Over-Allotment Option, the Company received additional gross proceeds of $8,737,500, resulting in total gross proceeds of $94,987,500.

On December 1, 2025, Highlander reported exceptional assay results from shallow drilling at its expanding Bonita vein system. These results include the highest grades reported to date and the discovery of a new zone in step-out drilling over 200m northwest of prior holes along trend.

Highlights included:

●	BOD-025 returned 27.0m of 5.28 g/t Au and 52.97 g/t Ag from near surface at 2.3m downhole, marking the discovery of the Urpicha zone over 200m northwest of the nearest hole in BOD-003 (14.5m of 3.70 g/t Au and 17.47 g/t Ag from 25.7m depth – see press release dated July 29, 2025);

●	BOD-023 tested the Kusy zone and intersected one of the broadest continuous intervals of near surface high grade mineralization reported to date, with 23.9m of 20.82 g/t Au and 31.53 g/t Ag returned from 21.0m downhole, in a hole oriented to the south of previously reported BOD-021;

●	BOD-022, also testing the Kusy zone, returned 23.4m of 11.70 g/t Au and 26.10 g/t Ag from 13.5m downhole from a platform to the southeast of BOD-019.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

On December 18, 2025, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Bear Creek Mining Corporation (“Bear Creek”) pursuant to which Highlander agreed to acquire all issued and outstanding common shares of Bear Creek by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The Company also agreed to a concurrent non-brokered private placement with Bear Creek pursuant to which the Company agreed to subscribe for 50,000,000 Bear Creek Shares at a price of $0.36 per share for a total subscription price of $18 million to acquire an approximately 14.6% ownership stake in Bear Creek (the “Bear Creek Private Placement”). In connection with the execution of the Arrangement Agreement, Highlander also entered into definitive agreements to settle Bear Creek’s indebtedness owing to affiliates of Royal Gold, Inc. (“Royal Gold”) and Equinox Gold Corp. (“Equinox”) (the “Debt Settlement Arrangements” and together with the Arrangement, the “Bear Creek Transaction”).

On December 31, 2025, Highlander announced its plans to pursue a listing on the NYSE American as part of its U.S. growth strategy.

Subsequent events

On January 8, 2026, Highlander and Bear Creek closed the Bear Creek Private Placement.

On January 9, 2026, Highlander and Bear Creek entered into an amended and restated arrangement agreement to among other things, remove the requirement for Highlander to seek shareholder approval for the Arrangement and related matters.

On January 30, 2026, the Company announced that it has closed the non-brokered private placement with Mr. Eric Sprott (the “Private Placement”). Pursuant to the Private Placement, the Company issued an aggregate of 8,060,226 common shares in the capital of the Company at a price of $6.80 per share for aggregate gross proceeds of US$40,000,000 (the “Sprott Offering”). The Company intends on using the net proceeds from the Sprott Offering to fund the advancement of the Company’s mineral projects and for working capital and general corporate purposes.

On February 26, 2026, Highlander and Bear Creek announced closing of the Bear Creek Transaction. On closing of the Arrangement, existing Highlander shareholders and former Bear Creek shareholders owned approximately 82% and 18% of the total issued and outstanding Highlander common shares, on an undiluted basis.

On March 6, 2026, the Company announced that it has received approval to list its common shares on the NYSE American with trading commencing on March 11, 2026 under the symbol “HSLV”. The Company remains listed on the Toronto Stock Exchange under the same symbol.

MINERAL PROPERTIES AND OUTLOOK

San Luis

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. SSR Mining Inc. (“SSR Mining”) and Esperanza Resources Corp. (“Esperanza”) jointly established Reliant Ventures S.A.C. to develop the project. In 2011, SSR Mining acquired Esperanza’s interest in the San Luis Project, consolidating full ownership of the project under SSR Mining.

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining, pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

The Company acquired the San Luis Project for upfront cash consideration of US$5,000,000 and an additional US$37,500,000 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	US$1,250,000 after the commencement of an initial drilling program (this has been paid to-date);

(b)	US$1,250,000 after the first anniversary of the commencement of an initial drilling program;

(c)	US$5,000,000 after the completion of a feasibility study;

(d)	US$10,000,000 after the beginning of commercial production;

(e)	US$10,000,000 after the first anniversary of commercial production; and

(f)	US$10,000,000 after the second anniversary of commercial production.

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter return royalty (“NSR”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of this royalty for US$15,000,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

In addition to the 4% NSR granted to SSR Mining, the San Luis Project is also subject to a 1% NSR on 24 claims payable to Esperanza and a 1% NSR on 2 claims to Metalla Royalty & Streaming Ltd.

Exploration Plans

The Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs. The goal is to surface the resource potential of the project through exploration and undertake environmental studies to support future technical studies, permitting and evaluations of economic potential for development.

Since the acquisition of the San Luis Project in May 2024, the Company has performed field work including geological mapping and geochemical sampling around the Ayelen vein system, in the Bonita vein system and in the Cerro Colorado (porphyry/breccia system). Results have identified new veins and refined the footprint of the porphyry-related hydrothermal alteration. Additionally, the company completed a ~ 5,000 HA MAG drone survey covering the area between Bonita and Cerro Colorado (inclusive of both targets).

The primary focus of field activities has been the Bonita vein system, which has emerged as a key priority through the integration and analysis of existing data, drill core reviews, and validation from fieldwork.

Bonita is an epithermal gold-silver vein system hosted by a package of volcanic rocks situated 10 km south and 700 m lower in elevation than Ayelen. It is exposed in outcrop over an area of 800m by 200m and remains open in all directions.

On March 14, 2025, the Company released an updated technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng.

On May 12, 2025, Highlander announced the commencement of infrastructure programs with the participation of its community partners to support community development priorities and the start of exploration programs at the San Luis Project.

The Technical Report recommends a two-phase exploration plan. The Company previously initiated Phase 1 of the exploration program with detailed mapping and systematic channel sampling of the known mineralized structures at the Bonita vein system. On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high-grade mineralization in outcrop at the Bonita vein system using one drill rig. The Company then proceeded to map these areas with a drone-based geophysical survey, a technological breakthrough in high elevation settings. In addition, the Company has carried out prospecting, mapping and sampling at the adjacent areas to identify and follow up on additional veins, with the objective of defining further targets for drilling. The Company spent approximately $2.4 million to complete the Phase 1 activities.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

The Company has incorporated the results of its Phase 1 exploration activities including the assay results of the drilling to-date, processed and analyzed the drone-based geophysical survey to identify permissive structural features across more than 5,000 hectares, and integrated the latest drilling and channel sample results collected in the Bonita area to design the optimal drilling campaign for the Phase 2 exploration activities, which is planned to commence after the conclusion of the rainy season.

In addition, the Company is developing a 3D geological model to define the shape and orientation of the targeted structures and detailed controls on mineralization for target refinement. During the three months ending December 31, 2025, the Company also advanced studies to commence the permitting processes for Ayelen and Bonita in the first half of 2026.

Community Relations

The property occupies community land and developing and growing social license is a priority for Highlander. The Company is actively engaged with the communities in the direct area of influence of the San Luis Project by employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs. The Company has made a notable contribution in the development of infrastructure to ensure sanitary and health benefits to the communities. The Company has an established presence on the property and community agreement to support its exploration activities.  Major road rehabilitation work has been completed and will continue to be an ongoing effort, along with long-term development programs coordinated with, and agreed on by, the communities, government and regional agencies.

Corani and Mercedes

The Company closed the Bear Creek Transaction on February 26, 2026. On closing of the Bear Creek Transaction, existing Highlander shareholders and former Bear Creek shareholders owned approximately 82% and 18% of the total issued and outstanding Highlander common shares, on an undiluted basis. The Company is in progress of integrating the Corani Project and the Mercedes Mine into its business. As part of this integration, the Company is developing an exploration plan for Corani and formulating an optimization plan for the Mercedes Mine. A detailed discussion on the exploration and development strategies for both Corani and Mercedes will be communicated in the coming months.

La Estrella

The La Estrella Project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953.

During the fifteen months ended December 31, 2025, a new 3D geological model was developed using historical data to better understand the controls on mineralization and the directions of better grade continuity. Furthermore, the Company continued its community engagement by meeting with local authorities and collaborating on social programs.

The Company also conducted district geological traversing and geochemical sampling, which led to the identification of new mineralized structures located approximately 1 km west of the La Estrella deposit. These structures are found in similar volcanic host rocks (dome-related) along the same structural corridors that control the high silver grades in the La Estrella deposit.

Alta Victoria

Following a strategic review of the Company’s mineral project portfolio, and the need to focus resources on projects that have the highest probability of creating shareholder value, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche

Following a strategic review of the Company’s portfolio, and the decision to focus resources on the highest quality projects, the Company announced the termination of its option to acquire a 100% interest in the Politunche project on July 13, 2023, effective immediately.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

EXPLORATION EXPENSES (RESTATED)

As disclosed in Note 6 of the Company’s consolidated financial statements for the fifteen months ended December 31, 2025, the Company has voluntarily changed its accounting policy for expenditures on exploration and evaluation, with all such expenditures now expensed until the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project, and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining the necessary permits and licenses, as well as adequate financing to develop the mineral property.

The following tables summarize exploration expenses by activity and project.

For the three months ended December 31, 2025

	San Luis	La Estrella	Total
Assay and analysis	$62,760	$–	$62,760
Community relations	99,773	65,370	165,143
Depreciation	16,974	227	17,201
Environmental, regulatory and permitting	10,564	–	10,564
Geological and geophysical investigations	11,747	–	11,747
Reclamation provision	(2,692)	–	(2,692)
Salaries, contractors and project administration	1,001,549	59,109	1,060,658
Site preparation, camp and field expenses	170,179	22,533	192,712
Studies	13,040	8,860	21,900
	$1,383,894	$156,099	$1,539,993

For the fifteen months ended December 31, 2025

	San Luis	La Estrella	Total
Assay and analysis	$374,631	$–	$374,631
Community relations	246,767	79,691	326,458
Concession fees	2,041,585	12,131	2,053,716
Depreciation	43,970	1,414	45,384
Drilling and drilling related costs	468,478	–	468,478
Environmental, regulatory and permitting	63,143	–	63,143
Geological and geophysical investigations	48,487	–	48,487
Reclamation provision	76,758	–	76,758
Salaries, contractors and project administration	3,597,603	272,292	3,869,895
Site preparation, camp and field expenses	1,647,604	53,009	1,700,613
Studies	30,122	8,860	38,982
	$8,639,148	$427,397	$9,066,545

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

For the three months ended December 31, 2024

	San Luis	La Estrella	Total
Community relations	$6,589	$–	$6,589
Depreciation	2,770	289	3,059
Salaries, contractors and project administration	415,695	55,745	471,440
Site preparation, camp and field expenses	81,134	9,457	90,591
	$506,188	$65,491	$571,679

For the twelve months ended September 30, 2024

	Alta Victoria (Restated)	Politunche (Restated)	San Luis (Restated)	La Estrella (Restated)	Total (Restated)
Depreciation	$–	$–	$26,759	$2,849	$29,608
Geological and geophysical investigations	30,383	–	137,884	154,110	322,377
Salaries, contractors and project administration	151,218	2,278	429,145	411,680	994,321
Site preparation, camp and field expenses	19,993	–	39,703	26,593	86,289
	$201,594	$2,278	$633,491	$595,232	$1,432,595

The increase in exploration expenses to $1,539,993 and $9,066,545 for the three and fifteen months ended December 31, 2025, respectively, from $571,679 and $1,432,595 for the three months ended December 31, 2024 and twelve months ended September 30, 2024, respectively, was primarily driven by the increase of exploration activities, including drilling, at the San Luis Project that the Company acquired in May 2024. This increase was offset by reduced exploration activities at Alta Victoria, Politunche and La Estrella as the Company concentrated its efforts on advancing the San Luis Project.

Concession fees were higher for the fifteen months ended December 31, 2025, compared to the twelve months ended September 30, 2024, mainly due to the catch-up payment of concession fees for the San Luis Project in June 2025.

Drilling and drilling related costs were higher for the fifteen months ended December 31, 2025, compared to the twelve months ended September 30, 2024, mainly due to the commencement of drilling program at the Bonita vein system in June 2025, where the Company reported strong assay results confirming high grade gold-silver mineralization and the extension of the vein system through step-out drilling. Phase 1 drilling program was completed in September 2025 prior to the commencement of the rainy season.

Salaries, contractors and project administration were higher for the three and fifteen months ended December 31, 2025, compared to three months ended December 31, 2024 and twelve months ended September 30, 2024, mainly related to the addition of personnel and contractors to support the operating activities and the drilling program at the San Luis Project.

The increase in site preparation, camp, and field expenses aligns with the ramp-up in exploration activities at the San Luis Project, driven by higher costs related to road maintenance, site travel and accommodations, and the procurement of supplies and materials.

The decrease in geological and geophysical investigation expenses for the fifteen months ended December 31, 2025, is primarily due to timing of incurring these expenses, which are expected in H1 2026, as well as the deferral of certain planned geological and geophysical activities to future periods.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

LOSS FROM OPERATIONS

	Three months ended December 31, 2025	Three months ended December 31, 2024 (Restated)	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024 (Restated)

Exploration expenses	$1,539,993	$571,679	$9,066,545	$1,432,595
General and administrative expenses	3,057,841	960,830	8,666,508	1,685,611
Loss from operations	4,597,834	1,532,509	17,733,053	3,118,206

Gain on disposal of equipment	–	(137,294)	(137,294)	(11,847)
Finance cost	6,498	6,566	243,741	8,237
Interest and other income	(723,820)	(10,741)	(1,233,553)	(152,663)
Foreign exchange loss	2,936	247,995	184,422	–
Write-off of mineral property interests	–	–	–	36,722
Write-off of receivables	–	–	182,052	86,540
Net loss	$3,883,448	$1,639,035	$16,972,421	$3,085,195

Three Months Ended December 31, 2025, Compared to Three Months Ended December 31, 2024

The Company incurred loss from operations of $4,597,834 for the three months ended December 31, 2025 (December 31, 2024 – $1,532,509). The increase is due to the following factors:

●	An increase in exploration expenses of $1,539,993 for the three months ended December 31, 2025 (December 31, 2024 – $571,679) from the increase in exploration activities at the San Luis Project, which was acquired by the Company in May 2024. During the three months ended December 31, 2025, the Company incurred higher exploration costs, including community relations, salaries, contractor and project administration costs, and site preparation, camp and field expenses in order to support the ongoing operations at the San Luis Project.

●	General and administrative (“G&A”) expenses increased to $3,057,841 for the three months ended December 31, 2025 (December 31, 2024 – $960,830). The net increase was primarily driven by the following:

-	Marketing and travel expenses: Increased to $136,628 (December 31, 2024 – $4,083) due to additional travel required to support operational activities at the San Luis Project and increased investor relations activities to enhance the Company’s market presence.

-	Office and other expenses: Increased to $186,291 (December 31, 2024 – $134,252), mainly reflecting higher office rent attributed to the expansion of the corporate team following the San Luis Project acquisition in May 2024.

-	Salaries and benefits: Increased to $1,742,659 (December 31, 2024 – $39,421), reflecting the expansion of the corporate team following the acquisition of the San Luis Project in May 2024.

-	Share-based compensation: Decreased to $222,563 (December 31, 2024 – $637,872), primarily due to the full vesting of certain stock options during the quarter ended December 31, 2024, which resulted in higher share-based compensation expense recognized in the prior period. The current period reflects lower amortization over the vesting period of the new stock options granted during 2025.

-	Professional fees: Increased to $241,172 (December 31, 2024 – $138,587), reflecting higher costs for internal control advisory services and general consulting services.

-	Transaction costs: Increased to $511,471 (December 31, 2024 – $nil) due to professional fees incurred for due diligence and related legal expenses to support the Bear Creek Transaction.

●	Interest and other income increased to $723,820 for the three months ended December 31, 2025, compared to $10,741 for the three months ended December 31, 2024. The increase was primarily due to higher interest income earned from increased cash balances.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Fifteen Months Ended December 31, 2025, Compared to Twelve months Ended September 30, 2024

The Company incurred loss from operations of $17,733,053 for the fifteen months ended December 31, 2025 (September 30, 2024 – $3,118,206). The increase is due to the following factors:

●	Exploration expenses rose to $9,066,545 for the fifteen months ended December 31, 2025 (September 30, 2024 – $1,432,595), primarily driven by an increase in exploration activities at the San Luis Project, which was acquired by the Company in May 2024. During the fifteen months ending December 31, 2025, the Company undertook initial fieldwork, including geological mapping, sampling, and site preparation. Additionally, the Company made a catch-up payment of concession fees and incurred costs related to camp and field operations, salaries, contractor services, and project administration. The increase was further amplified by the Company’s drilling campaign which commenced in June 2025 at its San Luis Project, focusing on the Bonita vein system. Phase 1 drilling program was completed in September 2025 prior to the commencement of the rainy season.

●	G&A expenses increased to $8,666,508 for the fifteen months ended December 31, 2025, compared to $1,685,611 for the twelve months ended September 30, 2024. The net increase was primarily driven by the following:

-	Marketing and travel expenses: Increased to $401,037 (September 30, 2024 – $9,177) due to additional travel required to support operational activities at the San Luis Project and increased investor relations activities to enhance the Company’s market presence.

-	Office and other expenses: Increased to $738,671 (September 30, 2024 – $82,792), mainly reflecting higher office rent attributed to the expansion of the corporate team following the San Luis Project acquisition in May 2024.

-	Salaries and benefits: Increased to $3,519,698 (September 30, 2024 – $137,594), reflecting the expansion of the corporate team following the acquisition of the San Luis Project in May 2024.

-	Share-based compensation: Increased to $2,285,246 (September 30, 2024 – $630,626) due to new stock options granted during 2025.

-	Filing and regulatory fees: Increased to $322,076 (September 30, 2024 – $51,230) mainly due to the Company’s listing on the TSX.

-	Professional fees: Increased to $888,309 (September 30, 2024 – $774,192), reflecting higher costs for internal control advisory services and general consulting services.

-	Transaction costs: Increased to $511,471 (September 30, 2024 – $nil) due to professional fees incurred for due diligence and related legal expenses to support the Bear Creek Transaction.

●	Interest and other income increased to $1,233,553 for the fifteen months ended December 31, 2025, compared to $152,663 for the twelve months ended September 30,2024. The increase was primarily due to higher interest income earned from increased cash balances.

●	The gain on disposal of equipment of $137,294 for the fifteen months ended December 31, 2025, was attributed from the sale of a vehicle and various equipment items, which were no longer in use. These assets had a net book value of zero at the time of sale.

●	Finance costs increased to $243,741 for the fifteen months ended December 31, 2025 (September 30, 2024 – $8,237). The increase was primarily driven by expenses associated with the filing of a base shelf prospectus and at-the-market financing program in April 2025.

●	The write-off of receivables of $182,052 for the fifteen months ended December 31, 2025 (September 30, 2024 – $86,540) was primarily due to the write-off of $172,994 in a receivable from SUNAT (the tax authority in Peru), related to penalties and interest paid in 2019 by a predecessor entity of the San Luis Project following an audit of its 2015 income tax return. The Company initially recognized a receivable in respect of this amount, based on its assessment that it was recoverable through successful legal challenge. The Company subsequently filed a claim challenging the assessment, which was denied by SUNAT and upheld by the Peruvian Tax Court on appeal. In February 2024, the Company initiated further legal proceedings with the Superior Court of Justice of Lima, seeking to annul the Tax Court’s decision. During the three months ended March 31, 2025, the Company reassessed the recoverability of the receivable. Although legal proceedings to annul the Peruvian Tax Court’s decision denying the claim remain ongoing, the Company concluded that, due to the uncertainty and expected duration of the process, recovery was no longer probable in the near term. As a result, the full amount was written off during the period.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

SELECTED ANNUAL INFORMATION

The following are the main financial indicators for the periods indicated:

	December 31, 2025	September 30, 2024 (Restated)	September 30, 2023 (Restated)
Exploration expenses	$9,066,545	$1,432,595	$1,115,161
General and administrative expenses	8,666,508	1,685,611	805,107
Net Loss	16,972,421	3,085,195	2,812,555
Comprehensive loss	15,869,414	3,454,027	2,578,934
Net loss per share
- basic and diluted	0.17	0.05	0.09
Total assets	121,591,363	13,818,977	307,983
Total liabilities	4,836,003	4,239,657	234,986
Working capital	$104,520,129	$756,931	$17,888

The increase in exploration expenses for the fifteen months ended December 31, 2025, compared to twelve months ended September 30, 2024 is attributable to the increase in exploration activities at the San Luis Project, which was acquired by the Company in May 2024. During the fifteen months ended December 31, 2025, the Company undertook initial fieldwork, including geological mapping, sampling, and site preparation. Additionally, the Company made a catch-up payment of concession fees and incurred costs related to camp and field operations, salaries, contractor services, and project administration. The increase was further amplified by the Company’s drilling campaign which commenced in June 2025 at its San Luis Project, focusing on the Bonita vein system. Phase 1 drilling program was completed in September 2025 prior to the commencement of the rainy season.

The increase in general and administrative expenses for the fifteen months ended December 31, 2025, compared to twelve months ended September 30, 2024 is attributable to higher salaries and benefits for the expansion of the corporate team; higher share-based compensation, a non-cash cost for stock options granted to employees and directors; higher filing and regulatory fees as a result of TSX listing; higher marketing and travel expenses for the investor and operational activities at the San Luis Project; and higher professional fees incurred for due diligence and related legal expenses to support the Bear Creek Transaction.

Total assets increased as at December 31, 2025, compared to September 30, 2024, mainly due to the increase in cash and cash equivalents for the total proceeds from the equity financings completed during the fifteen months ended December 31, 2025 of $119,858,822, net of share issue costs paid, offset by the cash used for operation and investing activities.

Total liabilities increased as at December 31, 2025, compared to September 30, 2024, mainly due to an increase in accounts payable and accrued liabilities of $2,087,421 related to the Bear Creek Transaction, the ramp-up of operations at the San Luis Project, and the accrual of employee bonuses.

SUMMARY OF QUARTERLY RESULTS

The Company’s quarterly financial statements are reported under IFRS as issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2025 Q5	2025 Q4	2025 Q3	2025 Q2
Loss from operations	$4,597,834	$4,402,506	$5,189,474	$2,010,730
Net loss	3,883,448	4,280,067	4,962,735	2,207,136
Total comprehensive loss	3,718,848	3,875,153	5,179,602	1,979,702
Net loss per share – basic and diluted	$0.03	$0.04	$0.05	$0.03

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

	2025 Q1 (Restated)	2024 Q4 (Restated)	2024 Q3 (Restated)	2024 Q2 (Restated)
Loss from operations	$1,532,509	$1,098,838	$410,142	$1,065,815
Net loss	1,639,035	1,136,526	358,608	1,001,067
Total comprehensive loss	1,116,109	548,771	1,216,549	1,101,449
Net loss per share – basic and diluted	$0.02	$0.01	$0.00	$0.02

The successive increase in loss from operations from the third quarter of 2024 to the third quarter of 2025 is mainly related to the increased exploration and operating activities at the San Luis Project following its acquisition by the Company in May 2024. This included costs related to concession fees, drilling and drilling related costs, salaries, contractor fees, project administration and site preparation costs, as well as expenses on camp and field operations. The commencement of the drilling program at the Bonita vein system in June 2025 further contributed to the increase. G&A expenses also increased in Q3 2025 primarily due to higher travel expenses supporting the San Luis Project and increased investor relations activities to enhance the Company’s market presence, higher office expenses reflecting higher office rent, increased salary costs from expanding the corporate team after acquiring the San Luis Project, and higher share-based compensation from new stock option grants in 2025. The decrease in loss from operations in the fourth quarter of 2025 from the previous quarter is mainly due to timing of incurring certain exploration expenses to align with operational planning. The slight increase in loss from operations in the fifth quarter of 2025 from the previous quarter is attributable to higher G&A expenses, including salaries and benefits and legal costs. This was partially offset by lower exploration expenses resulting from the completion of Phase 1 drilling program in September 2025 prior to the commencement of the rainy season.

The increase in net loss in the fourth quarter of 2024 from the preceding quarter reflects additional impairment losses recognized on the Alta Victoria and Politunche properties.

A decrease of net loss in the fifth quarter of 2025 compared to the prior quarter was mainly due to the increase in interest and other income due to higher interests earned from increased cash balances in the quarter.

The change in total comprehensive loss is related to the foreign currency translation for the respective periods.

LIQUIDITY AND CAPITAL RESOURCES

	December 31, 2025	September 30, 2024
Cash and cash equivalents	$108,198,015	$2,500,894
Receivables	90,288	275,000
Prepaids and other	202,928	25,536
Value-added tax receivable	214,462	15,357
Accounts payable and accrued liabilities	2,459,902	372,481
Consideration payable	1,713,250	1,687,375
Lease liabilities	12,412	–
Total current assets	108,705,693	2,816,787
Total current liabilities	$4,185,564	$2,059,856

On March 11, 2025, the Company closed the Private Placement Offering, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $1.40 per common share for aggregate gross proceeds of $32,200,000, which included the full exercise of the underwriters’ option of 3,000,000 shares. The Company incurred total share issuance costs of $2,163,272 for net proceeds of $30,036,728.

On September 29, 2025, the Company closed its Public Offering, pursuant to which the Company issued 23,000,000 common shares of the Company at a price of $3.75 per common share for aggregate gross proceeds of $86,250,000. The Company incurred total share issuance costs of $4,715,510 for net proceeds of $81,534,490.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

On October 17, 2025, the underwriters exercised the Over-Allotment option in connection with the Public Offering in full, pursuant to which the Company issued additional 2,330,000 common shares at a price of $3.75 per common share for aggregate gross proceeds of $8,737,500. The Company incurred total share issuance costs of $495,315, of which $45,419 was included in accounts payable and accrued liabilities as of December 31, 2025, for net proceeds of $8,242,185.

Cash used in operating activities during the fifteen months ended December 31, 2025 was $14,287,645 (September 30, 2024 – $2,452,457). The increased use of cash is primarily attributable to the increase of the Company’s operating activities, offset by the the timing of payments affecting changes in non-cash working capital item such as receivables and accounts payable and accrued liabilities.

Cash generated during the fifteen months ended December 31, 2025, from financing activities was $120,591,212 (September 30, 2024 –$12,192,130). The increase in cash flow is primarily attributable to the gross proceeds from the bought deal equity financings that took place in March, September and October 2025 for a total gross proceeds of $127,187,500 (September 30, 2024 – $12,231,400) and the exercise of warrants and options of $946,805 (September 30, 2024 – $3,750), offset by the share issuance cost paid of $7,328,678 (September 30, 2024 – $43,020) and finance costs paid of $213,367 (September 30, 2024 – $nil).

Cash used during fifteen months ended December 31, 2025, from investing activities was $611,465 (September 30, 2024 – $7,099,649). The decreased use of cash is primarily attributable to the acquisition of the San Luis Project in the prior period of May 2024, as well as higher interest income received in the current period, offset by the payment made to SSR Mining related to the achievement of the first milestone related to the commencement of the drilling program in June 2025.

FINANCING USE OF PROCEEDS

Net proceeds from the March 11, 2025 Private Placement Offering of $30,036,728 has been and will continue to be deployed to fund the advancement of exploration activities at the Company’s San Luis Project as well as for working capital and general corporate purposes, consistent with the disclosed use of proceeds at the time of the Private Placement.

The Company’s proposed use of net proceeds disclosed at the time of the Public Offering (including proceeds raised on exercise of the Over-allotment Option) is as set out in the table below. As at December 31, 2025, the Company has not yet used any of the funds raised in the Public Offering. Net proceeds were $61,450 lower than originally expected due to additional share issuance costs.

Use of Net Proceeds	Amount
Exploration, prospecting and project studies	$30,000,000
Environmental, regulatory and permitting	4,000,000
Property maintenance, concession fees and community relations and development programs	8,000,000
Infrastructure and road development	3,000,000
Property investigation and acquisitions	25,000,000
General corporate and working capital	19,838,125
Additional share issuance costs	(61,450)
TOTAL	$89,776,675

The Company intends on using the net proceeds from the Sprott Offering to fund the advancement of the Company’s mineral projects and for working capital and general corporate purposes. The Company has not yet used any of the funds raised in the Sprott Offering.

COMMITMENTS AND CONTINGENCIES

At December 31, 2025, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	Total
Accounts payable and accrued liabilities	$2,459,902	$–	$2,459,902
Consideration payable	1,713,250	–	1,713,250
Lease liabilities	12,412	–	12,412
Office rent obligations	606,100	252,400	858,500
	$4,791,664	$252,400	$5,044,064

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

SHARE CAPITAL INFORMATION

As at March 30, 2026, the Company had the following securities issued and outstanding:

●	203,286,668 common shares

●	11,830,000 shares issuable pursuant to exercise of stock options

●	3,046,693 shares issuable pursuant to exercise of warrants

As at March 30, 2026, no common shares were issued under the Company’s at-the-market program announced on April 10, 2025.

PROPOSED TRANSACTIONS

There are no undisclosed proposed transactions as of the date of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, and Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024 is comprised of the following:

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Share-based compensation	$1,830,349	$567,552
Salaries and benefits	2,185,283	–
Professional fees	156,605	573,620
	$4,172,237	$1,141,172

Professional fees relate to the following related party transactions with the Company or Company controlled entities during the fifteen months ended December 31, 2025:

a)	Stephen Brohman was the Company’s Chief Financial Officer until January 2, 2025. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provided the Company with accounting and tax services.

b)	David Fincham was appointed as the Company’s Chief Executive Officer effective October 2022 to October 2024.

c)	Dr. Leandro Echavarria was the Company’s VP of Exploration until January 7, 2025. He has significant influence over LE Geological Services USA. that provided geological services to the Company.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

As of December 31, 2025, accounts payable and accrued liabilities included $812,100 (September 30, 2024 - $45,468) due to key management personnel referred to above.

Related party arrangement

In October 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on December 31, 2025, was approximately $724,800 (September 30, 2024 – $nil), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024:

	Fifteen months ended December 31, 2025	Twelve months ended September 30, 2024
Salaries and benefits	$2,510,125	$–
Office and other	626,879	–
Filing and regulatory fees	713	–
Marketing and travel	27,213	–
	$3,164,930	$–

At December 31, 2025, amounts in receivables include $27,465 due from a related party (September 30, 2024 – $nil) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

MATERIAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in its consolidated financial statements for the fifteen months ended December 31, 2025. The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period have not been early adopted. The Company has reviewed these pronouncements, and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued a narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is currently assessing the impact of the new standard.

CHANGE IN YEAR END

On October 31, 2025, the Company filed a Notice of Change of Year End to change its financial year-end from September 30 to December 31. The Company is changing its financial year-end to align its financial year-end and reporting periods with those of the Company’s subsidiaries. The Company elected to have a transition year of a fifteen-month period from October 1, 2024 to December 31, 2025, and has, accordingly, prepared the consolidated financial statements for the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024.

VOLUNTARY CHANGE IN ACCOUNTING POLICY

During the previous quarter ended March 31, 2025, the Company reviewed its accounting policy with respect to exploration and evaluation expenditures. As a result of this review, management has voluntarily elected to change the accounting policy effective January 1, 2025, in order to enhance the relevance and reliability of the information available to the users of the Company’s financial statements. The change in accounting policy has been made with respect to and in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and has been recognized on a full retrospective basis. Please refer to Note 6 of the Company’s consolidated financial statements for the fifteen months ended December 31, 2025, for full disclosure of the quantified effect of this change in accounting policy.

Under the new accounting policy, the Company capitalizes direct costs of acquiring resource property interests. Subsequent to the acquisition of a mineral interest, exploration and evaluation costs incurred are expensed as incurred up to the date the technical feasibility and commercial viability of extracting mineral resources are demonstrable for a project and on receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent on the Company obtaining necessary permits and licenses to develop the mineral property. At this point, exploration and evaluation assets are assessed for impairment and then reclassified to property, plant and equipment. Capitalized acquisition costs are assessed for impairment at least annually or when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, with any impairment loss recognized as an expense.

The financial results disclosed in this MD&A from prior periods that have been affected as a result of the change in accounting policy will be indicated as such with “Restated.”

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposit and value-added tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $108,901,729 represents the maximum exposure to credit risk.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s interest rate exposure mainly relates to interest earned on cash and term deposits. For the fifteen months ended December 31, 2025, every 1% fluctuation in interest rates up or down would result in an increase or decrease of approximately $407,000 to the Company’s income (twelve months ended September 30, 2024 – $16,700).

c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At December 31, 2025, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company and its subsidiaries is the Canadian dollar and the Peruvian soles respectively, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in the US dollar. As at December 31, 2025, cash and cash equivalents of $3,413,202 (September 30, 2024 – $304,052), reclamation deposit of $59,951 (September 30, 2024 – $59,052), receivables of $12,900 (September 30, 2024 – $19,312), consideration payable of $1,713,250 (September 30, 2024 – $3,374,750), and accounts payable and accrued liabilities of $367,714 (September 30, 2024 – $167,283) are denominated in the US dollar. For the fifteen months ended December 31, 2025, if the US dollar to Canadian dollar and Peruvian soles currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $140,448 (September 30, 2024 – $315,967).

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	December 31, 2025	September 30, 2024 (Restated)
Equity attributable to shareholders of the Company	$116,755,360	$9,579,320
Less: Cash and cash equivalents	(108,198,015)	(2,500,894)
	$8,557,345	$7,078,426

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing.

The Company did not have any externally imposed restrictions as at December 31, 2025. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

RISKS AND UNCERTAINTIES

Highlander’s business activities are subject to significant risks, but not limited to the risks described below. Any of the following risks could have an adverse material effect on Highlander, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Highlander. These risks are in addition to those discussed in technical reports and other documents filed by Highlander from time to time on SEDAR+. In addition, other risks and uncertainties not presently known by management of Highlander or that management currently believes are immaterial could affect Highlander, its business and prospects. The following risk factors are not a definitive list or description of all the risks associated with Highlander’s business but are intended to indicate what management considers to be significant considerations as of the date hereof:

Ability to raise funding to continue exploration, development and mining activities

Following completion of the acquisition of Bear Creek, the Company owns and operates the producing Mercedes Mine and holds interests in other development and exploration assets, including San Luis. While operations at the Mercedes Mine are expected to generate revenue, such operations are not expected to generate sufficient operating cash flow to fund the Company’s current and future exploration, development, sustaining capital, expansion initiatives, debt service obligations, closure and reclamation requirements or general and administrative expenses.

The Company has incurred operating losses to date and is expected to continue to incur operating losses in future periods due to, among other things, fluctuations in commodity prices, operating and capital costs, sustaining capital requirements, development expenditures, exploration activities and general and administrative costs. The Company has historically relied, and may continue to rely, on cash received from equity financings to fund its business activities. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, the performance of its operating assets, and its ability to raise additional capital and/or evaluate strategic alternatives, as required. While the Company has been successful in securing financing to date, there can be no assurance that future equity financings, debt facilities or other funding arrangements will be available on acceptable terms or at all. Failure to obtain such financing, or to generate sufficient operating cash flow, may require the Company to curtail or defer exploration or development activities, reduce discretionary expenditures, or delay or suspend certain mining or expansion activities. Any equity financing may result in dilution to existing shareholders.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Highlander’s access to capital or increase the cost of capital and may adversely affect Highlander’s operations.

Highlander is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Highlander’s ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Highlander’s operations which could adversely affect the trading price of Highlander common shares.

Limited supplies, supply chain disruptions, and inflation

The Company’s exploration, development and mining activities require skilled personnel and a reliable supply of resources and consumables, including fuel, energy, reagents, equipment, spare parts and other materials. The availability of such inputs may be interrupted or constrained due to shortages, increased global demand, transportation and logistics challenges (including those associated with remote locations), labour disruptions, or government restrictions or regulations that delay or restrict the importation of necessary items.

Global supply chains have experienced, and may continue to experience, disruption as a result of geopolitical conflicts, regional instability, trade tensions, sanctions, tariffs, border controls, pandemics and other international or regional events beyond the Company’s control, including the ongoing conflicts involving Ukraine, Russia, Israel, Palestine and Iran. Such disruptions may adversely affect the availability, timing and cost of critical inputs and services.

In addition, inflationary pressures may increase the cost of labour, energy, materials, equipment, transportation and services required for the Company’s operations. Any interruption to the procurement and supply of resources or skilled personnel, or sustained increases in costs due to inflation or supply chain constraints, could have an adverse impact on the Company’s cash flows, results of operations and financial condition.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Geopolitical tensions in the Middle East and related market instability

Ongoing and escalating geopolitical tensions in the Middle East, including the current conflict involving Iran and related regional developments, have contributed to heightened volatility in global financial, commodity and energy markets. Any further escalation of such conflict, expansion to additional countries, or involvement of global powers could adversely affect international trade, capital markets, investor confidence and global economic conditions.

Instability arising from geopolitical conflict may result in disruptions to energy markets, increased commodity price volatility, inflationary pressures, higher interest rates, supply chain interruptions and increased costs of financing. Such conditions could adversely affect the Company’s ability to raise capital on acceptable terms, increase operating and capital costs, and negatively impact market valuations of mining companies generally, regardless of the Company’s underlying operating performance.

While the Company does not have operations in the Middle East, the indirect effects of regional conflict and related global market instability could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Negative operating cash flow

Highlander has experienced negative operating cash flow in prior periods and may continue to experience negative operating cash flow in future periods. Following the completion of the acquisition of Bear Creek, Highlander now owns and operates the producing Mercedes Mine, which is expected to generate revenue from commercial production in 2026 and in future periods. However, there is no guarantee that commercial production at the Mercedes Mine or any other property will result in positive operating cash flow or profitability.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Highlander’s business and future prospects. While Highlander now owns and operates the producing Mercedes Mine, Highlander has a limited history of operations as an integrated mining company, and there can be no assurance that its operating assets will generate sustainable revenues or achieve profitability. Operating losses may continue to occur in future periods due to, among other things, fluctuations in commodity prices, operating and capital costs, sustaining capital requirements, development and exploration expenditures, and general and administrative costs. While Highlander’s Board is optimistic about the Company’s prospects, there is no certainty that anticipated outcomes, production levels or sustainable revenue streams will be achieved.

There is no assurance that Highlander’s common shares will provide a return on investment in the future. Highlander has no current plans to pay dividends, and any return to shareholders will depend on the appreciation, if any, of the Company’s common shares.

Mineral reserve and mineral resource estimates may not be realized

Highlander holds mineral reserves and mineral resources, including mineral reserves associated with the Mercedes Mine and the Corani Project, and mineral resources at San Luis. Mineral reserve and mineral resource estimates are based on interpretations of geological data, assumptions regarding future commodity prices, operating costs, metallurgical recoveries, mine plans, permitting and other factors.

Actual mining results may differ materially from estimates due to factors including changes in commodity prices, operating and capital costs, dilution, metallurgical performance, geotechnical conditions, permitting constraints and other operational risks. Any material reduction in mineral reserves or mineral resources, or the failure to convert mineral resources to mineral reserves, could adversely affect the life of mine, production levels, financial performance and valuation of Highlander.

Speculative nature of mineral exploration and development

Certain of Highlander’s properties remain in the exploration or development stage, including the Company’s material property, San Luis. The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Highlander’s mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Highlander’s exploration activities at San Luis or its other exploration-stage properties will result in any discoveries of commercial bodies of ore, or that any of Highlander’s development and exploration-stage properties, including San Luis, will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Highlander being unable to receive an adequate return on invested capital.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Highlander evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Highlander cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Highlander. See “Uninsured Risks” below for more details.

Risks related to the acquisition of Bear Creek and integration of operations

Highlander completed its acquisition of Bear Creek on February 26, 2026, after the Company’s 2025 financial year-end, which owns the Mercedes Mine in Mexico, the Corani Project in Peru and certain other exploration-stage properties. The successful integration of Bear Creek’s business, assets, operations, personnel and systems involves numerous risks and uncertainties. These include, but are not limited to, difficulties in integrating management teams, operational practices, internal controls, information systems and accounting and reporting processes.

The anticipated benefits of the acquisition may not be realized on the timeline expected or at all. Integration efforts may require significant management attention and may divert resources from other business opportunities. In addition, Highlander may assume unknown or contingent liabilities in connection with the acquisition. Any failure to successfully integrate Bear Creek or realize expected synergies could have a material adverse effect on Highlander’s business, financial condition and results of operations.

In addition to integration risks, the Company may have assumed liabilities, obligations or risks in connection with the acquisition of Bear Creek that were not fully known, quantified or anticipated at the time of closing. These may include, without limitation, environmental, reclamation or closure liabilities, historical compliance matters, labour-related obligations, contractual commitments, royalty or streaming arrangements, technical assumptions embedded in mine plans or reserve estimates, and obligations arising from prior operations or third-party actions.

While the Company conducted due diligence in connection with the acquisition, there can be no assurance that such diligence identified all material risks or liabilities. The realization of any such liabilities or risks could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks from international operations

Changes in political situations may affect the manner in which Highlander operates. The operations of Highlander are conducted in Peru and Mexico, which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, cartel activity, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in Peru or Mexico that affect foreign ownership, mineral exploration, development of mining activities and may affect Highlander’s viability. In addition, restrictions on the international transfer of cash, dividends or other assets, whether due to tax laws, foreign exchange controls or other regulatory requirements, could limit the Company’s ability to fund operations, service obligations or return capital to shareholders.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Environmental factors

The Company conducts exploration, development and mining activities in various parts of Peru and Mexico. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, requirements to post reclamation bonds or other forms of financial assurance. Extensive environmental legislation has been enacted in Peru and Mexico by federal, state and municipal governments, and all phases of the Company’s operations, including exploration, development, operation, expansion and closure, are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner that requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and expansions, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, or the interpretation or enforcement thereof, will not adversely affect the Company’s operations.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or, in some circumstances, to preclude entirely the economic development or continued operation of a property. Environmental hazards may exist on the Company’s properties that are currently unknown and may have been caused by previous or existing owners or operators. While the Company is not currently aware of any material environmental hazards on the properties it holds or has formerly worked, there can be no assurance that such hazards will not be identified in the future. The approval of new mines, mine expansions or material modifications to existing operations in Peru or Mexico is subject to detailed review by applicable governmental authorities, and there is no assurance that required regulatory or environmental approvals will be obtained on a timely basis or at all. Failure to comply with applicable environmental laws, regulations or permit conditions may have serious consequences, including orders requiring operations to cease or be curtailed, the installation of additional facilities or equipment, remediation obligations, or the imposition of fines, penalties or other sanctions.

Mining laws in Peru and Mexico establish requirements for the decommissioning, reclamation and rehabilitation of mining properties following closure. Some mining properties must be managed for extended periods following closure in order to satisfy ongoing closure and monitoring requirements. The costs associated with reclamation and closure, including long-term environmental management, can be substantial and may differ materially from current estimates due to changes in regulatory requirements, environmental conditions or remediation standards.

In addition, ownership and operation of the Mercedes Mine exposes the Company to increased ongoing environmental, reclamation and closure liabilities, including obligations relating to tailings facilities, waste management, water treatment and mine closure. Actual closure and reclamation costs may increase over time and could have a material adverse effect on the Company’s financial condition and results of operations.

The Company has adopted environmental practices designed to comply with applicable environmental laws and regulations; however, there can be no assurance that such practices will be sufficient to prevent environmental incidents or that the Company will not incur material costs, liabilities or operational restrictions as a result of environmental compliance or enforcement actions.

Reliance on contractors and underground mining methods

The Company relies on contractors for certain aspects of its mining, development and support activities, particularly at the Mercedes Mine. The performance, availability and cost of contractors may be affected by labour market conditions, safety incidents, equipment availability, regulatory requirements or disputes. Any failure by contractors to perform in accordance with expectations could result in delays, increased costs, safety incidents or production shortfalls.

Underground mining operations involve complex and evolving geological conditions and may require changes in mining methods, sequencing or development plans. Transitions between mining methods, contractors or equipment may result in temporary reductions in productivity, increased dilution, higher costs or operational disruptions. There can be no assurance that underground mining risks will not materially adversely affect the Company’s operations or financial results.

Administrative, judicial and consultation-related challenges in Peru

The Company’s material property, San Luis, is located in Peru and is subject to Peruvian regulatory processes that may involve public participation, stakeholder engagement and, in certain circumstances, consultation-related requirements. Even where the Company is successful in obtaining permits, authorizations or other approvals, such decisions may be subject to administrative review, appeals, community challenges or judicial proceedings, any of which may create delays, uncertainty or additional compliance obligations.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Regulatory decision-making in Peru may be affected by changes in governmental priorities, evolving interpretations of applicable requirements or resource constraints within regulatory agencies. In addition, allegations of non-compliance with consultation, engagement or permitting requirements, whether or not ultimately determined to be valid, may result in investigations, suspension of activities, additional conditions or reputational harm.

Any material delay, suspension, revocation or challenge to approvals, or any inability to manage consultation-related processes in connection with San Luis, could materially adversely affect the Company’s ability to advance the project, increase costs and have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Community relations

Community relations are an important part of Highlander’s business at all stages of the mine life cycle. In addition to exploration and development activities, operating a producing mine increases the Company’s exposure to community concerns relating to employment, environmental impacts, water use, land access, infrastructure and perceived distribution of economic benefits. As a business in the mining industry, the Company may come under pressure to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. Any deterioration in the Company’s relationships with local communities or other stakeholders in Peru or Mexico could result in protests, blockades, work stoppages, permitting delays or reputational harm, which could materially adversely affect operations.

Labour relations, unions and workforce risks in Mexico

Highlander operates the Mercedes Mine in Mexico, where the workforce is unionized and subject to collective bargaining agreements. Labour relations in Mexico are governed by complex federal and local laws and regulations, including laws relating to union representation, collective bargaining, employee rights, termination, profit sharing and workplace conditions.

The mining industry in Mexico has experienced labour disruptions, strikes, work stoppages, slowdowns and disputes from time to time. The Company’s relationship with the union representing employees at the Mercedes Mine may be affected by negotiations relating to wages, benefits, working conditions, productivity expectations, safety practices or other terms of employment. There can be no assurance that future collective bargaining negotiations will be concluded on acceptable terms or without disruption to operations.

In addition, changes in labour laws, regulations or their interpretation or enforcement, union organizing activity, changes in union representation, or challenges related to workforce availability, retention or productivity could materially adversely affect the Company’s operations. Any labour unrest, strike, work stoppage or slowdown could result in production interruptions, increased costs, safety risks, reputational harm and could have a material adverse effect on the Company’s results of operations and financial condition.

Permitting risk

Highlander’s exploration, development and mining activities are subject to receiving, maintaining and renewing licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Peru and Mexico. Such permits are required at various stages of the mine life cycle, including exploration, construction, operation, expansion, modification and closure. Highlander may be unable to obtain or maintain all required permits on a timely basis or at all. Delays or failures in obtaining, renewing or amending permits, or the suspension or revocation of existing permits, could result in delays, increased costs, production restrictions or the suspension of operations, any of which could have a material adverse effect on the Company.

Failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Highlander has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title to Highlander’s properties may be affected by undetected encumbrances or defects or governmental actions. Highlander has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Highlander to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Highlander, which could cause a significant decline in the value of Highlander’s common shares.

Surface rights and access risks in Peru

Mining concession licenses in Peru are separate from surface rights. Permission for surface access must be negotiated with the owners of the surface rights to the areas covered by the mining concessions and commonly involve leasing of the surface rights. In Peru surface rights are owned by private persons or communities (local communal organizations), and agreements for access must be made with the surface owners to do significant work. There can be no guarantee that the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. There are also potential risks with regard to the completion of a successful exploration program in that there is a possibility of not being able to extend the surface access agreement over part of the area of interest, or problems with obtaining an environmental permit for road construction and drilling.

Encroachment and illegal mining activity in Peru

Certain regions of Peru have experienced heightened levels of encroachment and illegal mining activity. The Company’s ability to advance exploration or development activities at San Luis may be adversely affected by third-party actions outside the Company’s control, including unauthorized access, land use disputes, encroachment, or illegal or informal mining activities in the broader region. Such activities can contribute to social conflict, create safety and security risks, damage infrastructure or the environment, and complicate the Company’s ability to maintain orderly access to the project area.

In addition, third-party interference may result in delays, increased security or monitoring costs, heightened scrutiny from regulators or stakeholders, or reputational harm. The presence of illegal or informal mining activity may also increase the risk of disputes regarding land access, community expectations and the perceived legitimacy of mineral development activities. Any material third-party interference, encroachment or illegal or informal mining activity affecting San Luis could result in delays or increased costs and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Criminal activity and social instability in Mexico

Mining operations in Mexico may be exposed to security risks, including theft, vandalism, extortion, sabotage, organized crime activity and violence associated with criminal organizations. Such risks may affect employees, contractors, suppliers, infrastructure and transportation routes.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Mexico has experienced periods of heightened security and social instability associated with organized crime activity, including recent high-profile events involving criminal organizations that have resulted in increased violence, road blockages, disruptions to transportation and heightened security responses by authorities in various regions of the country. Such conditions, whether localized or more widespread, may adversely affect the Company’s operations, workforce mobility, supply chains and ability to safely transport personnel, equipment and product.

Although Highlander intends to implement security measures consistent with industry practice, there can be no assurance that such measures will be effective in preventing security incidents. Any material security incident could result in injury or loss of life, damage to property, production interruptions, increased operating costs, reputational harm or the suspension of operations, any of which could have a material adverse effect on Highlander.

Political, regulatory and fiscal risks in Mexico

Highlander’s Mexican operations are subject to federal, state and local laws and regulations governing mining, labour, taxation, environmental protection, royalties, land tenure and community relations. Changes in laws, regulations, policies or their interpretation or enforcement, including changes to mining concessions, taxes, royalties, labour laws or regulatory approval processes, could materially adversely affect the Company’s operations, costs and profitability.

Mexico has experienced political and regulatory changes in recent years, including increased scrutiny of the mining sector and evolving approaches to permitting, environmental oversight and fiscal policy. Future changes in government priorities, legislation, regulations or administrative practices may result in increased costs, additional compliance obligations, delays in permitting or approvals, restrictions on operations, or the imposition of new or higher taxes, duties or royalties.

In addition, regulatory authorities in Mexico may exercise significant discretion in the interpretation, administration and enforcement of applicable laws and regulations. Delays or uncertainty in regulatory decision-making, changes in the application of existing rules, or inconsistent enforcement at the federal, state or local level could adversely affect the timing, scope or economics of the Company’s mining activities. Any material adverse changes in the political, regulatory or fiscal environment in Mexico could negatively affect the Company’s ability to operate its producing assets, advance development projects, or maintain existing concessions, and could have a material adverse effect on Highlander’s business, financial condition and results of operations.

Risk of global outbreaks and contagious diseases

The risk of global outbreaks has the potential to significantly and adversely impact Highlander’s operations and business. There can be no certainty that an outbreak of infectious illness and the restrictive measures implemented to slow the spread of the virus will not materially impact Highlander’s operations or personnel. It is not possible for Highlander to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business, results of operations or ability to raise funds at this time.

Fraud and corruption

Highlander’s operations are governed by, and involve interactions with, many levels of government in Peru and Mexico. Highlander is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in Peru and Mexico. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Highlander’s internal procedures and programs may not always be effective in ensuring that Highlander, its employees, contractors or third-party agents will comply strictly with such laws. If Highlander becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Highlander’s operations.

Ethics and business practices

Highlander maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Highlander may in the future become subject to legal proceedings

Highlander may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Highlander cannot reasonably predict the likelihood or outcome of any actions should they arise. If Highlander is unable to resolve any such disputes favorably, it may have a material adverse effect on Highlander’s financial performance, cash flows, and results of operations. Highlander’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Highlander’s properties, especially where mineral reserves have been located, could result in Highlander losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Highlander’s operations due to the high costs of defending against the claim. If Highlander loses a commercially viable property, such a loss could lower its future revenues, or cause Highlander to cease operations if the property represents all or a significant portion of Highlander’s mineral reserves.

Highlander’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Highlander’s assets which are located outside Canada.

Commodity price risk

The price of Highlander common shares, financial results and exploration, development and mining activities in the future may be materially adversely affected by declines in the price of silver and gold. Silver and gold prices fluctuate widely and are affected by numerous factors beyond Highlander’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Highlander reports its results in U.S. dollars, while many of Highlander’s investments, costs and revenues may be denominated in other currencies. This may result in additions to Highlander’s reported costs or reductions in Highlander’s reported revenues. Fluctuations in exchange rates between currencies in which Highlander invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Highlander’s underlying operations.

Joint ventures

Highlander may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Highlander’s concessions). There is a risk any future joint venture partner does not meet its obligations and Highlander may therefore suffer additional costs or other losses. It is also possible that the interests of Highlander or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Highlander may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Royalties and other third-party payment obligations

In connection with certain financing arrangements, debt settlements or other transactions, the Company is or may become subject to royalty, streaming or other payment obligations in favour of third parties with respect to the production, revenues or mineral output from certain of its properties. Such royalty or similar interests may reduce the cash flow and economic returns generated by the affected projects and may limit the Company’s ability to fully benefit from increases in commodity prices or improvements in operating performance.

Royalty obligations may be payable regardless of the profitability of the underlying operation and may increase the Company’s cost structure or reduce the funds available for exploration, development, sustaining capital expenditures, debt service or other corporate purposes. In addition, the existence of third-party royalty interests may complicate or delay future financings, project-level transactions, joint ventures, asset sales or other strategic initiatives involving the affected properties.

The interpretation, administration and enforcement of royalty agreements may give rise to disputes with royalty holders, including with respect to calculation methodologies, payment timing or the scope of amounts subject to royalty. Any such disputes could result in additional costs, diversion of management attention or potential liability. There can be no assurance that royalty obligations will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Property commitments

The properties held by Highlander may be subject to various land payments and/or work commitments. Failure by Highlander to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration, development and operating activities depend, to one degree or another, on the availability and reliability of adequate infrastructure, including roads, power supply, water sources, communications and transportation networks. Disruptions to infrastructure resulting from weather events, security incidents, community actions, regulatory intervention or other causes could interrupt operations, delay shipments, increase costs or reduce production.

Properties located in remote areas

Highlander’s exploration properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Highlander’s operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Highlander’s business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Highlander on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Highlander’s exploration programs.

Dependence on highly skilled personnel

Highlander’s prospects depend in part on the services of key board members, executives and other highly skilled and experienced personnel focused on managing Highlander’s interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Highlander’s inability to attract and retain additional highly skilled employees required for Highlander’s activities may have a material adverse effect on its business or future operations. Highlander does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Highlander competes with other mining companies, many of which have greater financial resources than Highlander, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Highlander’s significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Highlander and the approval of certain corporate transactions. Highlander’s significant shareholders’ respective interests may differ from the interests of Highlander or its other shareholders. The concentration of ownership of the Highlander common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Highlander.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Conflicts of interest

Certain of the directors and/or officers of Highlander also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Highlander and Highlander’s shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in applicable corporate and other laws.

Uninsurable risks

As mentioned above, Highlander’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, environmental contamination, labour disputes, tailings failures, seismic events, security risks and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Highlander maintains insurance to protect against these losses at levels consistent with industry practice. However, Highlander may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Highlander or to other companies in the mining industry on acceptable terms. Highlander might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Highlander to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Highlander’s systems (or on systems of third parties that Highlander relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Highlander’s IT systems could result in disruptions to Highlander’s operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Highlander must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Highlander is subject to evolving corporate governance and public disclosure regulations that have increased both Highlander’s compliance costs and the risk of non-compliance, which could adversely impact Highlander’s share price.

Highlander is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the Canadian Securities Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian Extractive Sector Transparency Measures Act mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. Highlander’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from operating activities to compliance activities.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Highlander may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Highlander may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Highlander’s failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Highlander’s business and negatively impact the trading price of the Highlander common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Highlander’s operating results or cause it to fail to meet its reporting obligations.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Highlander may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Highlander in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Highlander’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Highlander’s financial and disclosure controls will detect or uncover all failures of persons within Highlander to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Highlander’s controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Highlander often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Highlander does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Highlander is unable to obtain such additional financing, any investment in Highlander may be materially diminished in value or lost.

The value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares

The Company is authorized to issue an unlimited number of Highlander common shares without par value. The Company may issue more Highlander common shares in the future. Sales of substantial amounts of Highlander common shares (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Highlander common shares and the ability of the Company to raise equity capital in the future.

Future sales of common shares by existing shareholders

Sales of a large number of Highlander common shares in the public markets, or the potential for such sales, could decrease the trading price of the Highlander common shares and could impair the ability of the Company to raise capital through future sales of Highlander common shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

Peru has a diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at one of Highlander’s projects could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

Environmental risks and hazards

All phases of the Company’s consolidated operations involve inherent environmental risks and hazards associated with mining, exploration and development activities, including the risk of accidental spills, releases of hazardous substances, tailings facility failures, seepage, contamination of soil or groundwater, and other environmental incidents. Such events may occur as a result of equipment failure, human error, extreme weather events, seismic activity, or other factors beyond the Company’s control. Environmental hazards or contamination may exist on the properties in which the Company holds an interest that are currently unknown to the Company, including hazards resulting from historical mining, exploration or other activities conducted by prior owners or operators. The identification of any such contamination or environmental condition could require the Company to undertake significant investigation, monitoring, remediation or corrective actions, the scope, timing and cost of which may be uncertain and substantial.

Environmental incidents or the discovery of contamination may expose the Company to civil claims, administrative proceedings, regulatory enforcement actions or criminal liability, including claims for personal injury, property damage, environmental damage or loss of use of land or water resources. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage as a result of such activities, and may be subject to fines, penalties or other sanctions. The costs associated with responding to environmental incidents, implementing remediation measures, or satisfying third-party claims may be significant and could materially adversely affect the Company’s financial condition, results of operations or cash flows. In some circumstances, environmental conditions or incidents could result in temporary or permanent suspension of operations, delays in development activities, or the abandonment of affected properties.

Although the Company maintains insurance coverage consistent with industry practice, such insurance may not cover all environmental risks, may be subject to deductibles, limits or exclusions, and may not be sufficient to cover the full extent of potential liabilities or remediation costs. There can be no assurance that insurance will be available on acceptable terms in the future or that the Company will not incur material uninsured environmental liabilities.

Changes in climate conditions

Governments are increasingly introducing climate change-related legislation, regulations and treaties at the international, national, state/provincial and local levels. Regulation relating to greenhouse gas emissions (including carbon taxes), energy efficiency and climate-related disclosure is becoming more stringent. If current regulatory trends continue, such measures could result in increased costs, additional compliance obligations or operational constraints at some of the Company’s operations.

In addition to regulatory developments, the physical risks associated with climate change may adversely affect the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfires, prolonged droughts, flooding or other severe weather conditions, which could disrupt operations, damage infrastructure, restrict access to water or energy, impair transportation routes or interrupt the delivery of essential supplies and services. Such events could reduce production efficiency, increase operating or capital costs, or result in temporary or prolonged interruptions to operations.

The Company can provide no assurance that its efforts to anticipate, manage or mitigate the risks associated with climate change will be effective, or that climate-related regulatory developments or physical impacts will not have a material adverse effect on the Company’s operations, financial condition or profitability.

We cannot assure you that an active market will develop for our common shares on the NYSE American

Our common shares began trading on the NYSE American on March 11, 2026, under the symbol “HSLV”. Prior to this listing, there had been no prior public trading market for the common shares on the NYSE American. We cannot assure you that our listing of the common shares on the NYSE American will be maintained, or that an active trading market for the common shares will develop on the NYSE American or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, the ability for shareholders to sell common shares when desired or the prices that may be obtained for sales of common shares.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

United States investors may not be able to obtain enforcement of civil liabilities against us

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and certain of our directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations, as U.S. domestic issuers. As a result, we do not file the same reports that a U.S. domestic issuer files with the SEC, although we are required to file with or furnish to the U.S. Securities and Exchange Commission the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. As a Canadian issuer, our insiders are also exempt under the Exchange Act Section 16 requirements applicable to insiders of foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Management’s Responsibility over Financial Information

The Company’s management is responsible for presentation and preparation of the quarterly and annual consolidated financial statements and the MD&A. These financial statements have been prepared in accordance with IFRS.

The quarterly and annual consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Highlander Silver Corp.
Management’s Discussion and Analysis
For the fifteen months ended December 31, 2025 and twelve months ended September 30, 2024
(Expressed in Canadian dollars, unless otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and the CFO have designed or caused to be designed under their supervision internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the fifteen months ended December 31, 2025, the DC&P have been designed and are operating effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and the CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed and is operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended December 31, 2025.

QUALIFIED PERSON

Except as otherwise disclosed, the scientific and technical information in this document related to San Luis is derived from the technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person (“QP”), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng., who is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Remaining scientific and technical information in this document related to San Luis was based upon the Company’s news releases dated July 29, 2025, September 16, 2025, October 6, 2025, and December 1 2025, which disclosure was approved by Dr. Sergio Gelcich, a QP under NI 43 101 and Vice President, Exploration of the Company.